

May 4, 2011

Via E-mail
Edward J. Heffernan
President and Chief Executive Officer
Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, TX 75024

> **Re: Alliance Data Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Form 8-K filed April 21, 2011**
> **File No. 001-15749**

Dear Mr. Heffernan:

We have reviewed your letter dated February 9, 2011 in connection with the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 26, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 23

1.   We note that, in the fourth quarter of 2010, you implemented a policy of closing accounts that are inactive for 24 consecutive months. Explain why you implemented this policy and tell us what factors you considered in selecting a period of 24 months of inactivity. Explain whether this has any impact on management's estimate of the life of an AIR MILES reward mile. Describe the impact on the related amount of revenue or deferred revenue upon closing an account. For example, tell us whether revenue is accelerated on

inactive accounts that have unredeemed AIR MILES reward miles at the time the account is closed.

Outlook, page 28

2.   Consistent with comment 1 from our letter dated April 1, 2010, tell us what consideration you gave to quantifying the expected effects on your liquidity, capital resources and/or results of operations of known material trends that you identify, to the extent possible. For example, you should quantify the losses expected associated with your international expansion, the effect of essentially flat AIR MILES reward miles issuances during 2010, and the negative impact in 2011 associated with weak issuances in the latter part of 2009 and 2010.

3.   Tell us what consideration you gave to discussing the trends in lower-priced miles being issued and sponsor-mix, consistent with your response to comment 2 from our letter dated September 23, 2010.

Results of Continuing Operations, page 31

4.   You indicate on pages 32 and 34 that transaction revenue decreased, in part, due to a decline in fees earned from your deferred programs. Please describe the nature of these deferred programs. Tell us what consideration you gave to providing an explanation of the reasons for the decline in such fees and quantifying the impact on the change in revenue.

Notes to Consolidated Financial Statements

Note 6. Credit Card Receivables, page F-16

5.   We note your disclosure that you consider "uncollectible interest and fees in assessing the adequacy of the allowance for loan loss; however, unpaid interest and fees are reversed against finance charges, net." Please clarify whether your allowance for loan loss includes any interest or fee revenues that are not expected to be collected, or whether the amounts are just charged-off in accordance with your charge-off policy. To the extent that your allowance includes interest or fee revenues that are not expected to be collected, please clarify your disclosures in future filings to make this more clear and discuss in more detail how your allowance methodology captures the fee and interest component.

6.   We note your Credit Quality tabular presentation of the probability of an account becoming 90 or more days past due at any time within the next 12 months. Tell us how you determine the ranges of probabilities to present. In this regard, tell us your consideration of further separating the range of 12.6% or greater chance of becoming past due since it includes 27.1% of your principal receivables and the range is so wide. For

example, consider separating this range into two or three ranges to provide a more meaningful understanding of the likelihood of loss.

Note 20. Segment Information, page F-48

7.   In response to comment 9 from our letter dated April 1, 2010, you indicated that you would disclose the basis for attributing revenues to individual countries, in accordance with ASC 280-10-50-41a. Tell us where this disclosure is included in your filing.

Form 8-K filed April 21, 2011

Exhibit 99.1

8.   We note that your Epsilon business was recently attacked by cyber-thieves. In your next quarterly report on Form 10-Q, ensure that you consider disclosing and quantifying any reasonably expected material impact on your liquidity, capital resources and/or results of operations from any currently known trends, events and uncertainties related to this incident. Refer to Section III.B.3 of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief